February 15, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4720

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Investors Title Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 13, 2012
File No. 000-11774

Dear Mr. Rosenberg:

This letter responds to the Staff’s follow-up comments which were delivered to us verbally on February 1, 2013. The Staff’s comments are set forth below, followed by our response.

1.
Regarding your response to Comment 1 in your proposed revised disclosure to be provided in future periodic reports, please disclose the impact of any changes in the accrual for premiums and related expenses or specifically make the statement that changes in historical estimates have not been material.

Response:

In response to the Staff’s comment, in future periodic reports the Company will disclose the impact of any changes in the accrual for premiums and related expenses or will make the statement that changes in historical estimates have not been material.

2.
Please confirm that you will provide disclosure including the information provided in your response to our Comment 3 in future periodic reports or explain why this disclosure is not beneficial to an investor’s understanding of your investment portfolio.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
February 15, 2013

Response:

In response to the Staff’s comment, the Company will provide disclosure substantially similar to our response to Comment 3 in future periodic reports.

* * * * *

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (919) 968-2200.  Thank you.

Sincerely,

INVESTORS TITLE COMPANY

By:/s/James A. Fine, Jr.
James A. Fine, Jr.
President, Treasurer and Chief Financial Officer